Stephen H. McElhennon

Vice President and Deputy General Counsel
Legal Department

3900 Wisconsin Avenue, N.W.
Washington, D.C. 20016-2892
Tel: +1.202.752.2793 Fax: +1.202.752.4493
stephen_h_mcelhennon@fanniemae.com
December 16, 2009
Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Re:	Federal National Mortgage Association Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 000-50231
Dear Mr. Vaughn:
     We are responding to your letter dated December 3, 2009, with respect to the above-referenced filing. Pursuant to your telephone conversation with John Huber of Latham & Watkins LLP on December 16, 2009, the Federal National Mortgage Association (“Fannie Mae’) hereby confirms its expectation that, on or about January 8, 2010, it will provide the Staff of the Division of Corporation Finance with Fannie Mae’s responses to the Staff’s comments.
     If you have any questions or comments with regard to these responses or other matters, please call John Huber at (202) 637-2242 or Joel H. Trotter at (202) 637-2165.

Sincerely,
/s/ Stephen H. McElhennon
Stephen H. McElhennon

cc:	David M. Johnson, Executive Vice President and Chief Financial Officer Timothy J. Mayopoulos, Executive Vice President, General Counsel and Corporate Secretary Jeff Swormstedt, Deloitte & Touche LLP